UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission file number: 001-38307

RETO ECO-SOLUTIONS, INC.

(Registrant’s name)

c/o Beijing REIT Technology Development Co., Ltd.

24th Floor, Tower B, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On July 6, 2021, Reto Eco-Solutions, Inc. (the “Company”) and YA II PN, Ltd. (the “Investor”) entered into a Registration Rights Agreement, pursuant to which the Company agreed to register the Investor’s resale of the shares issuable under a Convertible Debenture, dated July 6, 2021, with the U.S. Securities and Exchange Commission on a Registration Statement, and cause such Registration Statement to be declared effective by November 3, 2021, i.e., the 120th calendar day following the execution of the Registration Rights Agreement (the “Effectiveness Deadline”).

On November 3, 2021, the Company and the Investor entered into an Extension Agreement, pursuant to which the parties agreed to extend the Effectiveness Deadline to December 31, 2021.

On January 4, 2022, the Company and the Investor entered into an Extension Agreement, pursuant to which the parties agreed to extend the Effectiveness Deadline to June 30, 2022.

EXHIBIT INDEX

Exhibit No.	Description
10.1 (1)	Registration Rights Agreement Between Reto Eco-Solutions, Inc. and YA II PN, Ltd. dated July 6, 2021
10.2 (2)	Extension Agreement Between Reto Eco-Solutions, Inc. and YA II PN, Ltd. dated November 3, 2021
10.3*	Extension Agreement Between Reto Eco-Solutions, Inc. and YA II PN, Ltd. dated January 4, 2022

(1)	Filed as an exhibit to the Registrants current report on Form 6-K filed on July 8, 2021.
(2)	Filed as an exhibit to the Registrants current report on Form 6-K filed on November 3, 2021.
*	Filed herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 13, 2022	RETO ECO-SOLUTIONS, INC.

	By:	/s/ Hengfang Li
	Name:	Hengfang Li
	Title:	Chief Executive Officer

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